August 31, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-4628
Attn.:  Mr. Karl Hiller, Branch Chief

RE:         Rosetta Resources Inc.
Form 10-K
Filed March 2, 2009
File No. 000-51801

Dear Mr. Hiller:

On August 11, 2009, Rosetta Resources Inc. (the “Company” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Form 10-K”).

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K for the year-ended December 31, 2008 is not materially inaccurate or misleading and, therefore, believe that any amendment to our existing filing is not necessary.  Instead, as indicated in our responses below, we hereby propose to make appropriate clarification or modification to our disclosures in future filings.  We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for the Year Ended December 31, 2008

Business, page 4

Resource Assessment Capability and Inventory Generation, page 6

1.
Instruction 5 to Item 102 of Regulation S-K generally prohibits disclosure of unproved reserve volumes in documents filed with the Commission.  Therefore, it appears that you should remove your statement, “This inventory, which includes proved undeveloped reserves, represents resources of about 575 Bcfe on a net unrisked basis and about 300 Bcfe on a net risked basis,” and any similar representations elsewhere in your filing.

Securities and Exchange Commission
Attn.:  Mr. Karl Hiller
August 31, 2009

File No. 000-51801

Company Response: We are aware of the prohibition in Item 102 of Regulation S-K with respect to filings with the Commission. It was not our intent to use the word “resources” in the one sentence to provide a valuation.  Instead, the word “resources” was used in the context of a shift in strategy, as discussed further below.  We have confirmed that the one sentence is not repeated and there are no other estimates of oil or gas reserve volumes other than proved reserves in the remainder of the Form 10-K for the year-ended December 31, 2008.  Likewise, since the filing of the Form 10-K for the year-ended December 31, 2008, we have only disclosed estimates of proved reserves volumes in all of our other filings with the Commission and will continue to do so in future filings through the remainder of 2009 under the Commission's rules currently in effect. We acknowledge as disclosed in our Form 10-K that new disclosure requirements under the SEC Release No. 33-8995,  “Modernization of Oil and Gas Reporting” will not become effective for the Company until the filing of our annual report on Form 10-K for the year-ended December 31, 2009. In light of the context, we do not believe this statement is materially inaccurate or misleading, and we believe that an amendment to our existing filing is not necessary.

 As noted above, the context of the discussion was to illustrate a strategy shift underway in the Company.  The intended message of the “Resource Assessment Capability and Inventory Generation” under the section entitled “OUR STRENGTHS” was to point out our successful building of inventory as a result of the comprehensive resource assessments that we had performed in 2008 on a field and regional basis.  This inventory expansion followed the addition of a number of new technical staff members and a reorganization and realignment of technical resources in the Company.  The year 2008 was a transformational year for the Company because of the settlement of the Calpine Lawsuit.  The cloud of the Lawsuit had been a distraction for management and a significant overhang on the value of the Company’s legacy Calpine spin-off properties in the market place.  Calpine had sued the Company for some $400 million claiming that the Company had underpaid Calpine by at least this amount for the proved undeveloped, probable and possible reserves associated with the legacy Calpine spin-off properties.  The settlement cleared the way for the Company to implement its desired strategy shift to being a resource player, focusing on generating new inventory and opportunities incremental to the historical performance of the legacy Calpine spin-off properties.  Moreover, in the interim, by using this new resource lens to accomplish organic growth and by targeting certain strategic inorganic acquisitions, the Company’s leadership had successfully added a substantial new inventory of drilling locations.  Again, we do not believe the statement in the context of the discussion of our key strengths makes the Form 10-K for the year-ended December 31, 2008 materially inaccurate or misleading, and, therefore, we believe that an amendment to our existing filing is unnecessary.

Securities and Exchange Commission
Attn.:  Mr. Karl Hiller
August 31, 2009

File No. 000-51801

Supplemental Oil and Gas Disclosures, page 65

Net Proved and Proved Developed Reserve Summary, page 67

2.
Paragraph 11 of SFAS 69 requires that you disclose an explanation of “significant changes” to your proved oil and gas reserves.  Please submit the revisions that you propose to address the downward revision of 64 BCFE of proved reserves, presented in your table and mentioned in footnote (6).  Please also furnish to us a spread sheet overview of the principal properties involved, indicating the amount of your revision attributed to each of these properties, with a comparison of the engineering methods used for the original estimates and the methods used for the year-end 2008 estimates.  You may contact us by telephone if you require further guidance or clarification.

Company Response:  We acknowledge Paragraph 11 of SFAS 69 requires that we disclose an explanation of “significant changes” to our proved oil and gas reserves.  We believe the disclosures contained in our third quarter Form 10-Q filed November 7, 2008 and the other sections of our Form 10-K for the year-ended December 31, 2008 provide an explanation of the significant changes to our proved reserves and make our Form 10-K not materially inaccurate or misleading, and, therefore, we do not believe an amendment to our existing filing is necessary. Additionally, in future filings we will enhance our disclosure of significant changes to our proved reserves included in our supplemental oil and gas disclosures to be consistent with the information included in other sections of our Form 10-K.

In addition to the disclosure on page 67 of our Form 10-K and the related footnote, please note that pages 26 and 53 of our Form 10-K provides additional explanation of the downward revision of 64 Bcfe to our estimated proved reserves.  We also note that the Company first disclosed this downward revision on page 17 in the third quarter Form 10-Q filed November 7, 2008.  In that initial disclosure the Company provided investors with information regarding reserve studies to date.  The disclosure stated:

“In the third quarter, our technical teams reviewed the first of several detailed field studies. Based upon these studies, and in coordination with our independent reserve engineers, we recently recognized a downward revision of 50 – 60 Bcfe of proved reserves, or approximately 12–14% of previously estimated reserves.  Of the revision, approximately 30 Bcfe is associated with the low pressure Emigh and Hamilton plays in the Sacramento Basin.  The remainder of the revision is attributable to other existing properties, including the South Texas Lobo play.  These revisions, coupled with relatively low commodity prices at the end of the third quarter 2008, resulted in a ceiling test impairment of $129.1 million, net of tax.  We expect to continue evaluating and testing additional unconventional concepts within our existing assets over the next several quarters.”

Securities and Exchange Commission
Attn.:  Mr. Karl Hiller
August 31, 2009

File No. 000-51801

With regard to the 2008 reserves revisions, the Company’s downward revision of 64 Bcfe of proved reserves consisted of performance revisions of 35 Bcfe in California and 25 Bcfe in the South Texas Lobo trend with the remainder spread across a variety of asset areas.  In both cases, the performance revisions were driven by new data and not by a change in reserve evaluation methodology.

In California, the performance revisions were principally in the Emigh and Hamilton formations in the Rio Vista Gas Unit (RVGU).  We understand that these two formations have been producing in the field since 1938.  Both proved undeveloped (“PUD”) and proved developed non-producing reserves are in both formations to be accessed from future drilling or workovers.  However, drilling and completion costs in RVGU have been increasing in recent years.  In addition, as reservoir pressures declined, recent completions had developed problems with formation unconsolidation and associated sand production.  We attempted various completion techniques to control fines production, including screened gravel packs, foamed gravel packs and augured slotted liners.  With a general lack of success in the first half of 2008, we then commissioned a drilling and completion study.  This study reviewed both the historical Emigh and Hamilton completions as well as the recent newly drilled wells.  The study concluded that under the current 2008 costs and economic conditions, new wells and workovers in the Emigh and Hamilton were not economic to complete in most cases.  The performance revisions, therefore, removed these future projects from the proved reserve category.

In the Lobo trend in South Texas, the 25 Bcfe performance revision related primarily to a reduction of the estimated ultimate recovery (EUR) value for the proved undeveloped reserves.  Because of the variability in the Lobo trend, reserves are estimated based on statistical analysis and not well by well.  The wells within the Lobo trend produce from multiple tight sands with low permeability.  These Lobo wells generally exhibit high initial production rates, followed by initial steep declines that then flatten out over time.  As a result, using decline curve analysis, some twenty-four to thirty-six months of individual well performance, including production data, is needed to be able to determine EURs for Lobo wells.  Each year, statistical EUR values for Lobo wells are updated once sufficient performance data has been obtained from existing and newer Lobo wells resulting from our drilling activities in the Lobo trend.  By the end of 2008, more recent performance data required a reduction of EURs for all Lobo PUD wells to 0.7 Bcfe per well, resulting in an approximate 17 Bcfe reduction in the proved reserves associated with our Lobo PUDs and an approximate 8 Bcfe reduction in the proved reserves primarily associated with our proved developed nonproducing Lobo wells.

Please note that due to the relative simplicity of the information presented and given that there were no changes in the methodology employed, we have not repeated this information in a spreadsheet, as we believe the narrative description above provides the clearest understanding of the requested information. As stated above, we believe the disclosure in our Form 10-Q for the third quarter 2008 and the full disclosure contained in our Form 10-K for the year-ended December 31, 2008, with attention to all references, provide an explanation of the significant

Securities and Exchange Commission
Attn.:  Mr. Karl Hiller
August 31, 2009

File No. 000-51801

changes and make our Form 10-K for the year-ended December 31, 2008 not materially inaccurate or misleading, and, therefore, we believe that any amendment to our existing filing is not necessary.

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for allowing us this opportunity to address the concerns you have raised.  If you need to discuss any of the information contained herein, you may contact Karen Paganis, Assistant General Counsel and Corporate Secretary, at (713) 335-4133.  I can be reached at (713) 335-4037.

Sincerely,

/s/ Michael J. Rosinski
Michael J. Rosinski
Executive Vice President, Chief Financial Officer
   and Treasurer

cc:   Ronald Winfrey
United States Securities and Exchange Commission
Division of Corporation Finance